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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St Bernard Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 West Main St
(No. and Street)

Russellville	AR	72801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Keenan

(479) 967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Norm
(Name – *if individual, state last, first, middle name*)

5933 Harvest Hill Road Ste 2095	Dallas	TX	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St Bernard Financial Services, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEBRA WELLS
NOTARY PUBLIC ARKANSAS
NO. 12397508
YELL COUNTY
My Commission Expires 1-21-2024

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm.Katz@ccmoney.com

March 29, 2019

Independent Auditor's Report

Board of Directors
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

Report on the Financial Statements

I have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. as of December 31, 2018 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of St. Bernard Financial Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc. as of December 31, 2018, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with respect to the financial statements of St. Bernard Financial Services, Inc. Supplemental Information is the responsibility of St. Bernard Financial Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm.Katz@ccmoney.com

the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I determined the extent to which the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sincerely,

Certified Public Accountant
PCAOB #6587

St Bernard Financial Services, Inc
Statement Of Financial Condition
As of And For The Year Ended 12/31/2018

ASSETS		
Current Assets		
Cash	$47,322	
Clearing Deposit W/ Clearing Company	$25,136	
Accounts Receivable - Commissions	$259,287	
Other Current Assets	$10,301	
Employee Advances	$2,309	
Total Current Assets	$344,355	
Property And Equipment, Net of Depr	$0	
TOTAL ASSETS		**$344,355**
LIABILITIES AND STOCKHOLDERS EQUITY		
Current Liabilities		
Commissions Payable	$231,661	
Accounts Payable	$2,241	
Short Term Notes Payable	$0	
Accrued Wages & Bonuses Payable	$49,000	
Payroll Taxes Withheld and Accrued	$2,025	
Income Tax Payable	$0	
Total Current Liabilities	$284,927	
TOTAL LIABILITIES		**$284,927**
Stockholder's Equity		
Common Stock, $1 Par Value		
Authorized 100,000 Shares;		
Issued and Outstanding 100 Shares	$100	
Additional Paid In Capital	$19,753	
Retained Earnings	$39,575	
TOTAL EQUITY		**$59,428**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**$344,355**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement Of Operations

As of And For The Year Ended 12/31/2018

REVENUE		
Commissions and Fees	$3,388,219	
Other Revenue	$184,498	
TOTAL REVENUE		$3,572,717
OPERATING EXPENSES		
Bonus Expenses	$406,835	
Commission Expenses	$2,751,717	
Employee Compensation	$149,561	
Trading and Registration Fee Expenses	$75,471	
Office Expenses	$23,911	
Operating Expenses	$164,639	
TOTAL OPERATING EXPENSES		$3,572,134
INCOME FROM OPERATIONS		$583
OTHER INCOME (EXPENSE)		
Miscellaneous Income		
Interest Income		
NET INCOME		$583
Income Tax Expense		$0
NET INCOME AFTER TAX		$583

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Cash Flows
As of And For The Year Ended 12/31/2018

OPERATING ACTIVITIES	
Net Income	$583
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	($58,114)
Other Assets	($25,561)
Accounts Payable	($6,781)
Payables - Income Tax	($3,350)
Payroll Liabilities	($123)
Owners Advance	$1,649
Net cash provided by Operating Activities	($92,280)
Net cash increase for period	($91,697)
Cash at beginning of period	$139,019
Cash at end of period	$47,322

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement Of Changes In Ownership Equity

As of And For The Year Ended 12/31/2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - December 31, 2017	$100	$19,753	$38,992	$58,845
Contributed Capital 2018				$0
Net Income for the Year 2018			$583	$583
Balance - December 31, 2018	$100	$19,753	$39,575	$59,428

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Statement of Changes in Subordinated Liabilities

As of And For The Year Ended 12/31/2018

Subordinated Liabilities Beginning of Year	$0
Changes in Subordinated Liabilities	$0
Subordinated Liabilities End of Year	$0

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 24, 1994.

Description of Business

The Company, conducting business in the state of Arkansas, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is also registered with Financial Industry Regulatory and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be a cash equivalents. As of December 31, 2018 there are no cash equivalents.

Revenue Recognition

Revenue and expenses are accounted for the accrual basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 31, 2019, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2018, which included cash and cash equivalents, commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting

Accounts Receivable - Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, the will be charges to operations when that determination is made. Determination of non-collectability is made by management based on knowledge of specific accounts and customer information. Past-due accounts are not charged interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per institutions by the Federal Deposit insurance Corporation (FDIC).

ST.BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2018, and the net capital as computed.

NOTE E – RELATED PARTY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder. The shareholder rents office equipment to the Company.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE G – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house and maintained a $25,000 cash deposit which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

NOTE H – COMMITMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2018 was $14,328.00.

St Bernard Financial Services, Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of And For The Year Ended 12/31/2018

St Bernard Financial Services, Inc

Computation Of Net Capital

As of And For The Year Ended 12/31/2018

Total Ownership Equity From Statement Of Financial Conditio	**$59,428**
Total Ownership Equity Qualified For Net Capital	**$59,428**
Deductions Or Charges	($32,197)
Net Capital	**$27,231**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Computation of Basic Net Capital Requirement And Computation of Aggregate Indebtedness

As of And For The Year Ended 12/31/2018

Computation of Basic Net Capital Requirement

Aggregate Indebtedness	**$163,000**
Minimum Net Capital Required (6 2/3% of Net Aggregate Indebtedness)	**$10,867**
Minimum Net Capital Requirement for Reporting Broker Dealer	**$5,000**
Minimum Net Capital - Greater of Above	**$10,867**
Excess Net Capital - Net Capital less Net Capital Requirer	**$60,100**
Excess Net Capital At 1000% (greater of Net Capital less 10% total aggregate indebtedness or 120% of minimum Net Capital requirement)	**$54,667**

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	**$163,000**
Percentage of Aggregate Indebtedness to Net Capital	**229.68%**

There are no differences between net capital as computed in St Bernard Financial Services, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2018, and the net capital as computed on the accompanying supplemental schedules.

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

St Bernard Financial Services, Inc

Computation of Aggregate Indebtedness And Reconciliation of Net Capital

As of And For The Year Ended 12/31/2018

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$163,000
Percentage of Aggregate Indebtedness to Net Capital	230%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA As of 12/31/2018	$70,967
Adjustments	
Increase (Decrease) in Equity	$0
(Increase) Decrease in Non-Alowable Assets	$0
(Increase) Decrease in Securities Haircuts	$0
Net Capital Per Audit	$70,967
Reconciled Difference	$0

St. Bernard Financial Services, Inc.

Supplementary Statements Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12-31-2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during Its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2018, the Company had net capital of $27,231 which was $8,071 in excess of its required net capital of $19,160 The Company's ratio of aggregate indebtedness to net capital was 1055.43%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever Is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision Possession and Control

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 156-3(k) (2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadeuacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 156-3; It does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm.Katz@ccmoney.com

St. Bernard Financial Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of 12-31-2018 and for the Year then Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(C)(4)

St. Bernard Financial Services, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by St. Bernard Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating St. Bernard Financial Services, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. St. Bernard Financial Services, Inc. 's management is responsible for St. Bernard Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1, Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no undereported revenue.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norm Katz

April 1, 2019

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

March 1, 2019

Norman Katz, CPA
5933 Harvest Hill Rd
Suite 2095
Dallas, TX 75230

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Katz.,

Please be advised that St Bernard Financial Services, Inc., has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2018 through December 31, 2018. St Bernard Financial Services, Inc., did not hold customer securities or funds at any time during this period and does business on a limited basis. St Bernard Financial Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Robert Keenan, the president of St Bernard Financial Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2018.

Robert Keenan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected St Bernard Financial Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (479) 967-1200.

Very truly yours,

Robert Keenan, CEO
St Bernard Financial Services, Inc.